UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File #001-08506

A.           Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN CORP.

SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Plan Trustees of

Universal American Corp. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Universal American Corp. 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 19, 2012

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments:
Registered investment companies	$27,381,365	$27,953,741
Employer securities - company stock fund	9,708,838	17,446,145
Group annuity contract	12,960,597	3,660,761
Interest bearing cash and equivalents	199,411	163,439
Total investments, at fair value	50,250,211	49,224,086

Notes receivable from participants	1,241,445	1,387,974
Non-interest bearing cash	25,038	11,605
Employer contribution receivables	51,199	—
Employee contributions receivables	111,299	—
Other receivables	2,401	1,150
Net assets available for benefits	$51,681,593	$50,624,815

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Additions
Investment income:
Net (depreciation) appreciation in fair value of investments:
Registered investment companies	$(1,059,633)
Employer securities - company stock fund	4,686,227
Subtotal	3,626,594
Interest income on group annuity contract	246,667
Other investment income	40
Total investment income	3,873,301
Interest income on notes receivable from participants	56,947
Contributions:
Employer contributions	1,715,953
Participant contributions	5,013,790
Participant rollovers	159,836
Total contributions	6,889,579

Total additions	10,819,827

Deductions
Benefits paid to participants	9,690,850
Administrative expenses	72,199

Total deductions	9,763,049

Net increase	1,056,778

Net assets available for benefits:
Beginning of year	50,624,815

End of year	$51,681,593

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE 1 - DESCRIPTION OF PLAN

Universal American Spin Corp., a Delaware corporation (“New UAM”), was formed on December 22, 2010 as a wholly-owned subsidiary of Universal American Corp., a New York corporation (“Old UAM”).  On December 30, 2010, Old UAM entered into (i) an Agreement and Plan of Merger with CVS Caremark Corporation (“CVS Caremark”), to provide for the purchase of Old UAM’s Medicare Part D Business by CVS Caremark through the merger of a CVS Caremark subsidiary with and into Old UAM, with Old UAM continuing as the surviving corporation and a wholly-owned subsidiary of CVS Caremark and (ii) a Separation Agreement with New UAM, to provide for the separation of Old UAM’s Medicare Part D Business from its remaining businesses, which include the Medicare Advantage and Traditional Insurance businesses.  We refer to the sale of the Medicare Part D Business to CVS Caremark and related transactions as the “Part D Transaction.”

On April 29, 2011, the parties consummated the Part D Transaction and shareholders of Old UAM received $14 in cash and one share of New UAM common stock for each share owned.  At the closing of the Part D Transaction, Old UAM (i) separated all of its businesses other than its Medicare Part D Business and transferred those businesses to New UAM; (ii) became a wholly-owned subsidiary of CVS Caremark; (iii) changed its name to Caremark Ulysses Holding Corp.; (iv) de-registered its shares under the Securities Exchange Act of 1934 and (v) de-listed its shares on the New York Stock Exchange. In addition, at the closing of the Part D Transaction, Old UAM transferred and assigned the Old UAM 401(k) Savings Plan to New UAM and New UAM changed its name to Universal American Corp.  For purposes of this report, the Company refers to Old UAM prior to April 29, 2011 and New UAM on and after April 29, 2011.

Effective April 1, 1992, the Company adopted the Universal American Corp. 401(k) Savings Plan (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan description below provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

In connection with the closing of the Part D Transaction, all shares of Old UAM common stock held by the Plan in the Universal American Corp. — Company Stock Fund were exchanged for $14 in cash and one share of New UAM common stock. The total cash received, $10.1 million, representing $14 per share on 722,783 shares held by the Plan at closing, was then transferred to the Transamerica Stable Value Fund.

In addition, effective with the closing of the Part D Transaction, certain Old UAM employees became employees of New UAM and the Plan continued in effect with the same terms and conditions. On April 29, 2011, Part D employees became employees of CVS Caremark, and their participation in the Plan terminated.  As a result, Part D employees were no longer eligible to make contributions to the Plan and became 100% vested in the employer match.

Part D employees became eligible to immediately participate in the CVS Caremark 401(k) Retirement Savings Plan.  CVS Caremark made provision for employees with loan balances to transfer the loans to the CVS Caremark plan. In addition, upon separation from Universal American, Part D employee participants had the option, to (i) roll over their account balance to a qualified IRA or the CVS Caremark Plan, (ii) leave funds in the Company Plan, subject to minimum balance requirements, or (iii) take a personal distribution.

Plan Administration

The Company is the Administrator for the Plan and has appointed State Street Bank and Trust as Plan Trustee and custodian.  The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, directing and advising the Plan Trustee regarding investment and payment procedures.  The Administrator is also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations.  The Company has contracted with Diversified Investment Advisors for recordkeeping services for the Plan.

Administrative Costs

Permitted administrative expenses are paid by the Plan.  The Company pays all other costs of operating the Plan.

Plan Amendments

Effective April 21, 2011 Lord Abbott Developing Growth Fund was added as an investment option and Columbia Mid Cap Value Fund and Black Rock Global Financial Svcs Inv A were removed as investment options.

Effective June 8, 2011 the following funds were added as investment options:

•                  Ivy Mid Cap Growth Fund

•                  Ridgeworth Mid Cap Value Equity Fund

•                  Manning & Napier Pro-Blend Conservative Term Fund

•                  Manning & Napier Pro-Blend Moderate Term Fund

•                  Manning & Napier Pro-Blend Extended Tern Fund

•                  Manning and Napier Pro-Blend Maximum Term Fund

and the following funds were removed as investment options:

•                  Transamerica Asset Allocation Conservative Portfolio

•                  Transamerica Asset Allocation Moderate Portfolio

•                  Transamerica Asset Allocation Moderate Growth Portfolio

•                  Transamerica Asset Allocation Growth Portfolio

•                  Thornburg Core Growth and American Century Vista Funds

Participation in the Plan

Any employee who has completed thirty days of service and has attained age 18 shall be eligible to participate in the Plan.  Employees are eligible to participate on the first day of the month following the date the employee has met the eligibility requirements.  Non-resident employees who receive no earned income from Company sources within the United States are not eligible to participate in the Plan.  An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist.  If a person no longer meets the requirements for participation while they are an employee, they shall remain a participant but shall not be entitled to a share of any Company contributions and may not make elective contributions until Plan requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund.  The maximum contribution allowed for 2011 was $16,500.  Participants who were fifty years or older were also allowed to make an additional $5,500 catch-up contribution for a total of $22,000. Participants were also able to contribute distributions from any tax qualified plan under Code Section 401(a), or from any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match participants’ contributions with employer contributions to the Company’s common stock fund.

During 2011and 2010, the matching contribution was equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of the next 4% of eligible salary contributed to the Plan by the participant, with a maximum match contribution of 3% of compensation, up to $7,350 based on maximum compensation limits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocation of the Company’s contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses.  Allocations are based on participant account balances, or earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  The participants’ account balances that are reflected in the total asset value of the Plan are not the same as the total participants vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution and qualified non-elective contribution accounts is 100% vested at all times.  The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years of service and 25% more per year thereafter, with 100% vesting after five years of service Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan.  Upon full or partial termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested.  If a person ceases to be a participant for any reason, and their entire interest in their discretionary and matching contribution accounts has not become fully vested, the non-vested portions of these accounts are forfeited.

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the Company-appointed investment committee.  Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options.  These options consist of various equity investments (funds), the Transamerica Stable Value Fund (group annuity contract) and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his vested interest in any investment fund(s) transferred to any other investment fund(s).

Participant Loans

The Administrator may permit a participant to borrow from the Plan an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow, in the aggregate, an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made.  The loan shall bear a reasonable rate of interest, be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit.  The participant must direct the Company to withhold from each payroll and pay to the Plan an amount sufficient to repay the loan over its term.  If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Plan.  A participant may not apply for a loan while they have another loan outstanding.

As of December 31, 2011 and 2010, participants had outstanding loan balances totaling $1,241,445 and $1,387,974, respectively.  These loans have various maturity dates, with interest rates ranging from 4.3% to 9.3% as of December 31, 2011.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)  participant’s attainment of age 65;

b.)  participant’s attainment of their tenth year in the Plan;

c.)  termination of participant’s employment.

Benefits are generally payable in a lump sum.  Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire.  In cases of hardship, the participant may have a portion of their vested interest distributed to them.  Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan.  If a participant dies, their beneficiary shall be paid a lump sum amount.  If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their Company contribution account in excess of their vested interest shall be forfeited.  The participant may elect to have any portion of their benefits directly transferred to an eligible retirement plan.

Forfeited Accounts

Forfeited non-vested accounts totaled $194,131 at December 31, 2011 and $159,014 at December 31, 2010.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2011, employer contributions were reduced by $595,049 from forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including registered investment companies, company stock and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.  The Universal American Corp. Company Stock Fund is valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

The Plan has entered into a traditional group annuity contract primarily with an insurance carrier. This contract, the Transamerica Stable Value Fund (the Fund), is fully benefit-responsive and has no stated maturity date. A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting — Defined Contribution Pension Plans — Investments - Other, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive group annuity contract is included in the financial statements at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent employee loans and are valued at their outstanding principal balance plus accrued interest in accordance with ASC 962-310-35, Plan Accounting — Defined Contribution Pension Plans — Receivables — Subsequent Measurement — Participant Loans. No allowance for credit losses has been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recently Adopted Accounting Standards

Fair Value Measurements: In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which updates ASC 820-10-20, Fair Value Measurements and Disclosures. The new literature requires disclosures about transfers into and out of Levels 1 and 2 fair value measurements and clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. These new rules impact disclosures only and had no impact on the Plan’s financial statements. The new rules also require additional disclosures regarding Level 3 fair value measurements which are effective for reporting periods beginning after December 15, 2010. Management has implemented these new disclosure requirements in this filing.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. We do not expect the provisions of ASU 2011-04 to have a material impact on the Plan’s financial statements.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - INCOME TAX STATUS

The Plan has received an advisory letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting the volume submitter plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 5 - CONTRIBUTION INCOME

Participant contributions during 2011 totaled $5,173,626 and originated from the participants’ salary deferral contributions of $5,013,790 and from participants’ rollover contributions of $159,836.

Employer contributions during 2011 amounted to $1,715,953.  All of the Employer contributions are deposited to the Universal American Corp. - company stock fund.  Participants cannot direct the investment alternatives for the Employer contributions until they are vested.

NOTE 6 - INVESTMENTS

The following schedule presents investments which represent 5% or more of the net assets of the Plan at December 31, 2011 and 2010:

Description	2011	2010
	(In thousands)
Registered investment companies

Manning & Napier Pro -Blend Moderate Term Fund	$3,739	$—
TA INDEX Asset Allocation - Moderate Portfolio	—	3,417

Employer securities
Universal American Corp. - company stock fund	9,709	17,446

Group annuity contract
Transamerica Stable Value Fund	12,961	3,661

NOTE 7 — Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosure, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment companies: Valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan.

Employer securities — company stock fund:  Valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

Group annuity contract: As described in ASC Topic 962-325, Plan Accounting — Defined Contribution Pension Plans — Investments - Other, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive group annuity contract is valued at contract value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments carried at fair value by ASC 820 hierarchy level as of December 31, 2011 and 2010 (in thousands):

2011	Total	Level 1	Level 2	Level 3
Registered investment companies:
Interm./Long term bond funds	$3,461	$3,461	$—	$—
Large Cap funds	7,538	7,538	—	—
Small/Mid Cap funds	5,310	5,310	—	—
International funds	3,113	3,113	—	—
Other funds	7,959	7,959	—	—
Total registered investment companies	27,381	27,381	—	—
Employer securities — company stock fund	9,709	9,709	—	—
Group annuity contract	12,961	—	—	12,961
Interest bearing cash and equivalents	199	199	—	—
Total investments at fair value	$50,250	$37,289	$—	$12,961

2010	Total	Level 1	Level 2	Level 3
Registered investment companies:
Long term bond funds	$3,516	$3,516	$—	$—
Large Cap funds	7,526	7,526	—	—
Small/Mid Cap funds	5,073	5,073	—	—
International funds	3,935	3,935	—	—
Other funds	7,904	7,904	—	—
Total registered investment companies	27,954	27,954	—	—
Employer securities — company stock fund	17,446	17,446	—	—
Group annuity contract	3,661	—	—	3,661
Interest bearing cash and equivalents	163	163	—	—
Total investments at fair value	$49,224	$45,563	$—	$3,661

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011 (in thousands):

Group
annuity
contract
Balance, beginning of year	$3,661
Additions	13,959
Sales	(4,906)
Net investment income	247
Balance, end of year	$12,961

NOTE 8 - INVESTMENTS IN GROUP ANNUITY CONTRACT

The contract value of the group annuity contract (the Contract), approximating the fair value, was $12,960,597 as of December 31, 2011 and $3,660,761 as of December 31, 2010.  There are no reserves against contract value for credit risk of the contract issuer.

The average yield on the Contract was 2.45% and 2.73% for the years ended December 31, 2011 and 2010, respectively.  As of December 31, 2011 and 2010, the crediting interest rate on this contract was 2.20% and 2.65%, respectively.  Crediting interest rates are generally reset monthly with the reset based on formulas which may use market value, book value, duration and yield.

The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the contract and settle for an amount different from contract value.  The Contract provides payment options of the contract value for surrendering the Contract; however, the Plan Sponsor does not intend to surrender the Contract.

NOTE 9 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to this primarily nonparticipant-directed investment is as follows:

	December 31,
	2011	2010
Investments, at fair value:
Universal American Corp. - company stock fund	$9,708,838	$17,446,145

Year ended
December 31, 2011
Change in net assets:
Net appreciation in fair value	$4,686,226
Contributions, net of forfeitures	2,118,242
Benefits paid to participants	(1,312,289)
Administrative expenses	(2,175)
Net transfers	(13,227,311)
$(7,737,307)

NOTE 10 - PARTIES-IN-INTEREST

Certain Plan investments are shares of registered investment companies managed by Diversified Investment Advisors, a subsidiary of Aegon.  Diversified Investment Advisors is also the record keeper for the Plan.  Certain other Plan investments are shares of registered investment companies managed by Transamerica Securities and Sales Corporation.  The group annuity contract was issued to the Plan by Transamerica Life Insurance and Annuity Company.  Transamerica Securities and Sales Corporation and Transamerica Life Insurance and Annuity Company are also subsidiaries of Aegon.  In addition, Plan investments include shares of Universal American Corp.’s common stock.

NOTE 11 — SUBSEQUENT EVENTS

On March 2, 2012, the Company completed its acquisition of APS Healthcare, Inc. (“APS Healthcare”), a leading provider of specialty healthcare solutions primarily to Medicaid Agencies.

APS Healthcare sponsors a 401(k) Savings Plan (the APS Plan) for its approximately 1,400 employees. Employees of APS Healthcare are automatically enrolled in the APS Plan at their date of hire. In 2011, APS Healthcare provided a matching contribution of 50%, up to a maximum of 6% of the employee’s contribution. It is anticipated that the APS Plan will be terminated and its net assets transferred into Universal American’s Plan during 2012.

UNIVERSAL AMERICAN CORP. 401 (K) SAVING PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

		Description of Investment, Including
		Maturity Date, Rate of Interest,
Identity of Issue, Borrower, Lessor or Similar Party		Collateral, Par or Maturity Value	Cost		Current Value
(A)	(B)	(C)	(D)		(E)
			(In thousands)
	Registered investment companies
	American Funds Fundamental Invs R3	18,101.642 shares, mutual fund		**	$639
	American Funds Small Cap Fund	52,659.020 shares, mutual fund		**	1,711
	American Funds-Growth Fund of America	46,890.776 shares, mutual fund		**	1,329
	Black Rock Equity Fund	114,446.552 shares, mutual fund		**	2,088
*	Diversified Stock Index Fund	126,806.866 shares, mutual fund		**	1,243
	Fidelity Small Cap Fund	32,423.633 shares, mutual fund		**	672
	Franklin Micro Cap Value Fund	46,862.214 shares, mutual fund		**	1,311
	Goldman Sachs Growth Opportunities Fund	70,075.329 shares, mutual fund		**	1,448
	Ivy Mid Cap Growth Fund	23,256.728 shares, mutual fund		**	380
	Janus Adviser Balanced S	43,793.940 shares, mutual fund		**	1,072
	Janus Forty Fund	42,824.361 shares, mutual fund		**	1,318
	Lord Abbett Developing Growth Fund	1,398.869 shares, mutual fund		**	27
	Loomis Sayles Bond Fund	59,124.720 shares, mutual fund		**	818
	Loomis Sayles Investment Grade Bond Fund	135,060.908 shares, mutual fund		**	1,613
	Manning & Napier Pro -Blend Conservative Term Fund	40,054.188 shares, mutual fund		**	402
	Manning & Napier Pro-Blend Extended Term Fund	39,098.582 shares, mutual fund		**	414
	Manning & Napier Pro-Blend Maximum Term Fund	82,794.486 shares, mutual fund		**	934
	Manning & Napier Pro -Blend Moderate Term Fund	365,148.794 shares, mutual fund		**	3,739
	Nuveen Real Estate Securities Fund	42,353.139 shares, mutual fund		**	804
	Prudential Jennison Natural Resources Fund	12,810.988 shares, mutual fund		**	594
	Ridgeworth Mid-Cap Value Equity Fund	410.687 shares, mutual fund		**	4
	Royce Premier Financial Fund	29,501.394 shares, mutual fund		**	538
	Royce Value Fund	34,543.274 shares, mutual fund		**	378
*	Transamerica Diversified Equity Fund	75,482.601 shares, mutual fund		**	922
	Vanguard International Value Fund	52,624.371 shares, mutual fund		**	1,401
	Wells Fargo Advantage Government Securities Fund	91,589.735 shares, mutual fund		**	1,030
	Wells Fargo Advantage Small Cap Value Fund	18,819.052 shares, mutual fund		**	552

	Employer securities
*	Universal American Corp. - company stock fund	275,305.398 shares of Company common stock	$4,592		9,709

	Group annuity contract
*	Transamerica Stable Value Fund	Group Annuity Contract		**	12,961

*	Notes receivable from participants	Loans receivable from participants maturing at various dates bearing interest from 4.3% to 9.3%	N/A		1,241

	Cash and equivalents
*	Interest bearing cash	Unallocated accounts, including employer advances and forfeitures	N/A		199
		Total			$51,491

*	Indicates party-in-interest.
**	Cost information not required for participant directed investments.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Gain (Loss) as
	Description of	Total Cost of	Total	Transaction	Cost of Asset	a Result of
Identity of Party	Asset	Purchases	Amount of Sales	Expenses	Sold	Transaction
(In thousands)

Category (iii) — A series of transactions in a security issue aggregating 5% of Plan assets

Diversified Investment Advisors	Universal American Corp. - company stock fund	$3,017	$15,440	$—	$7,935	$7,505

		(180 Buys)	(569 Sells)

Note:	Columns (e) and (f) have not been presented as this information is not applicable.
There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Corp. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN CORP.
401(k) SAVINGS PLAN

	By:	/s/ Robert A. Waegelein
Robert A. Waegelein, Trustee

Date:
June 21, 2012